Contact

www.linkedin.com/in/elizabeth-adler-2b97428 (LinkedIn)

Top Skills

Underwriting

Commercial Banking

Commercial Lending

Elizabeth Adler

Treasury Director at Investar Bank, National Association

Metairie, Louisiana, United States

Experience

Investar Bank, National Association
Treasury Director
June 2021 - Present (1 year 6 months)
New Orleans, Louisiana, United States

Wells Fargo
Senior Vice-President - Commercial Banking Division
November 2018 - June 2021 (2 years 8 months)
Greater New Orleans Area

Provide financial solutions including loans, investments, treasury management and investment banking to middle market companies throughout the State of Louisiana.

J.P. Morgan
Executive Director Treasury Management Sales
January 2006 - November 2018 (12 years 11 months)
Greater New Orleans Region

Provided domestic and international Treasury Management solutions to clients in the Louisiana, Mississippi, Alabama and Texas markets.

Hibernia National Bank
Vice President - Commercial Banker
August 1996 - January 2006 (9 years 6 months)

Provided commercial banking services and products to Middle Market banking companies in the Greater New Orleans area.

Education

Loyola University New Orleans
Bachelor of Business Administration (BBA), Finance · (1982 - 1986)

Mercy Academy